FINANCIAL STATEMENTS

The audited Statement of Assets and Liabilities as of April 1, 2005 for the Fund is included below.

                         The Piedmont Select Value Fund

                       Statement of Assets and Liabilities
                                 April 1, 2005

Assets:
_______________________________________________________________________________

Cash                                                              $  100,000.00
________________________________________________________
          Total Assets                                            $  100,000.00
________________________________________________________
Liabilities:                                                      $           -
________________________________________________________
Net Assets for 10,000 shares outstanding                          $  100,000.00
________________________________________________________          =============
Net Assets Consist of:
________________________________________________________
Paid in Capital                                                   $  100,000.00
________________________________________________________          =============
Net Asset Value, Offering Price and Redemption Proceeds Per Share:
________________________________________________________
$100,000 / 10,000 shares outstanding                              $       10.00
________________________________________________________          =============


Notes:

(1) The Piedmont Select Value Fund, a mutual fund (the "Fund"), is a non-diversified series of The Piedmont Investment Trust (the "Trust"), an open-ended management investment company. The Trust was established as a Delaware statutory trust under an Agreement and Declaration of Trust on November 22, 2004, and is registered under the Investment Company Act of 1940, as amended. The Fund has had no operations since that date other than those relating to organizational matters, including the issuance of 10,000 shares at $10.00 per share. The Fund's investment advisor has paid all organizational costs.

(2) Reference is made to the management of the Fund (on page 17), administration of the Fund (on page 18) and tax information (on page 24) in the Statement of Additional Information for descriptions of the investment advisory fee, administrative and other services and federal tax aspects of the Fund.

(3) Certain Officers and Trustees of the Trust are Officers and Directors or Trustees of the Fund's investment advisor and the Fund's administrator.











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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Shareholders and Board of Trustees of The Piedmont Investment Trust
Rocky Mount, North Carolina


We have audited the accompanying statement of assets and liabilities of The Piedmont Select Value Fund, (a series of The Piedmont Investment Trust) as of April 1, 2005. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities presents fairly, in all material respects, the financial position of The Piedmont Select Value Fund as of April 1, 2005, in conformity with accounting principles generally accepted in the United States of America.





                               /s/ BRIGGS, BUNTING & DOUGHERTY, LLP



Philadelphia, Pennsylvania
April 14, 2005